Phone:	(212) 885-5239
Fax:	(917) 332-3817
Email:	Twestle@blankrome.com

July 2, 2013

Kimberly A. Browning
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

Re:	Cornerstone Progressive Return Fund (the “Fund”)
SEC File Numbers: 333-187955 and 811-22066
Request for Acceleration

Dear Ms. Browning:

The Fund filed on June 28, 2013 a post-effective amendment (the “Amendment”) to the Fund’s registration statement on Form N-2, filed on April 17, 2013, as amended on May 17, 2013, and declared effective on May 22, 2013 (the “Registration Statement”), under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the Registration Statement be accelerated so that the Registration Statement will become effective on Wednesday, July 3, 2013 (the “Effective Date”), or as soon thereafter as practicable.  Our client has selected the Effective Date to provide the Fund sufficient time to commence and conclude the offering during a time period that it believes, based on current market conditions, is advantageous to the Fund.

In connection with the foregoing acceleration request, the Fund acknowledges that:

-	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kimberly A. Browning
July 2, 2013

Should you have any questions or comments regarding the above, please contact me at (212) 885-5239.

Sincerely,

Thomas R. Westle